Exhibit 99.1
MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2010
Notice is hereby given that on December 22, 2010, Mindray Medical International Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the Company’s offices at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong, at 10:30 a.m. local time for the following purposes:
1. Re-election of Ms. Joyce I-Yin Hsu as a director of the Company.
2. Re-election of Mr. Wu Qiyao as a director of the Company.
3. Ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.
4. To transact any such other business that may properly come before the meeting.
You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on November 29, 2010 can vote at this meeting or at any adjournment that may take place.
A form of proxy for use at the annual general meeting is enclosed. Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. To vote your ordinary shares, you must sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed). Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Investor Relations Department, Mindray Building, Keji 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. Returning the completed form of proxy will not preclude you from attending the annual general meeting and voting in person if you so wish.
The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report are also available through our website at http://ir.mindray.com.

By Order of the Board of Directors,

/s/ Xu Hang
Xu Hang
Chairman of the Board and Co-Chief Executive Officer December 1, 2010